SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2002, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ---------------


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2. Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

    -----------------------------------------------------------------------
    PROCTER & GAMBLE SERVICES FRANCE S.A.S.

    GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
    FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000


    AND REPORT OF INDEPENDENT ACCOUNTANTS
    -----------------------------------------------------------------------

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)





TABLE OF CONTENTS
-----------------
                                                                            PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                              1


FINANCIAL STATEMENTS:

      Statements of Financial Condition as of June 30, 2002 and 2001           2

      Statements of Income and Changes in Plan Equity for the Years
        Ended June 30, 2002,  2001 and 2000                                    3

      Notes to Financial Statements for the Years Ended June 30, 2002,
        2001 and 2000                                                          4


SUPPLEMENTAL SCHEDULE:

      Statements of Allocation of Plan Assets and Liabilities by
        Investment Program                                                    10

                        REPORT OF INDEPENDENT ACCOUNTANTS


To Procter & Gamble Services France S.A.S. and the Participants of Group Profit Sharing, Incentive and Employer Contribution Plan (France):

In our opinion, the accompanying statements of financial condition, the related statements of income and changes in plan equity, and the supplemental schedule (together, the "financial statements") present fairly, in all material respects, the financial position of Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") at June 30 2002 and 2001, and its operations and changes in plan equity for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Procter & Gamble Services France S.A.S.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/S/ PRICEWATERHOUSECOOPERS
---------------------------
PricewaterhouseCoopers
Paris, France
September 27, 2002

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------
                      In Euros                        2002                 2001
                                               ---------------------------------
ASSETS:

  Investments at fair value (Notes 1, 2)       105,083,114          101,814,063
  Receivable from employers                      5,728,104            6,079,273
                                               -----------          -----------

  Total assets                                 110,811,218          107,893,336
                                               ===========          ===========

PLAN EQUITY                                    110,811,218          107,893,336
                                               ===========          ===========




                       SEE NOTES TO FINANCIAL STATEMENTS.

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------
                    IN EUROS                                     2002                2001                2000
                                                          ---------------------------------------------------
ADDITIONS:

  Additions to plan equity attributed to:
    Investments:
       Net appreciation in fair value
        of investments                                     10,803,433          12,846,447

    Contributions:
       Participant                                          2,985,668           3,031,035           3,284,491
       Employer                                             6,781,691           7,520,137           8,644,440
                                                          -----------         -----------         -----------
    Total additions                                        20,570,792          23,397,619          11,928,931
                                                          -----------         -----------         -----------
DEDUCTIONS:

   Withdrawals by participants                            (17,652,910)        (10,672,063)        (13,054,611)
   Net depreciation in fair value
     of investments                                                                               (12,377,906)
                                                          -----------         -----------         -----------
    Total deductions                                      (17,652,910)        (10,672,063)        (25,432,517)
                                                          -----------         -----------         -----------
    Net increase (decrease)                                 2,917,882          12,725,556         (13,503,586)
                                                          ===========         ===========         ===========
PLAN EQUITY:
  Beginning of year                                       107,893,336          95,167,780         108,671,366
                                                          -----------         -----------         -----------
  End of year                                             110,811,218         107,893,336          95,167,780
                                                          ===========         ===========         ===========




                                                           SEE NOTES TO FINANCIAL STATEMENTS.

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is an employee savings plan established on December 17, 1990 by agreement between the directly or indirectly, wholly-owned subsidiaries of Procter & Gamble Services France S.A.S. and those subsidiaries' respective COMITES CENTRAUX D'ENTREPRISE ("Employee Committees"), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on January 1, 2000 and is signed by Procter & Gamble Services France S.A.S., Procter & Gamble France SNC, Procter & Gamble Amiens SNC, Laboratoire Lachartre SNC, Procter & Gamble Blois SAS, Procter & Gamble Pharmaceuticals France SA and Procter & Gamble Pharmaceuticals Longjumeau SAS (together, "P&G France"), and their related Employee Committees. Procter & Gamble Services France S.A.S. is a wholly-owned subsidiary of The Procter & Gamble Company, Inc. (the "Parent"). The Plan is subject to the laws and regulations of France. Plan assets are invested in four FONDS COMMUNS DE PLACEMENT D'ENTREPRISE ("FCPE") which are registered investment companies subject to the laws and regulations of France.

      RECENT CHANGES - By agreement dated January 1 ,2002 Procter and Gamble Orleans joined the plan. By agreement dated July 20, 2000, Procter & Gamble Blois SAS and Procter & Gamble Pharmaceuticals Longjumeau SAS joined the Plan. During the year ended June 30, 1999, Procter & Gamble Brionne SNC was sold, and ceased to participate in the plan.

      ADMINISTRATION - Administration of the Plan is jointly executed by Procter & Gamble Services France S.A.S. and Interepargne S.A., the fund manager. Interepargne S.A. and the related FCPE fall under the supervision of the CONSEILS DE SURVEILLANCE ("Monitoring Committees") which are composed of both employee and employer representatives of P&G France.

      CONTRIBUTIONS AND VESTING - Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows :

      Employee Contributions :

      - VOLUNTARY, PERIODIC CONTRIBUTIONS - These amounts are usually contributed on a monthly basis and are eligible for matching contributions from P&G France. These contributions are automatically invested in FCPE Groupe Procter et Gamble (Option D).

      - VOLUNTARY, COMPLEMENTARY CONTRIBUTIONS - Employees may make complementary contributions whenever they wish, although these amounts receive no matching contributions. These amounts are invested at the discretion of the employee.

      Employer Contributions :

      - EMPLOYER MATCHING CONTRIBUTIONS - P&G France makes matching contributions of between 54 and 100 percent, based on employees' voluntary, periodic contributions. These matching contributions are automatically invested in FCPE Groupe Procter et Gamble (Option D).

      - PROFIT SHARING - P&G France calculates and distributes these amounts according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee unless no investment direction has been given. In this case, amounts are automatically invested as per the last investment choice or, by default, in FCPE Groupe Procter et Gamble (Option D).

      - INCENTIVE COMPENSATION - P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option of receiving these amounts directly, or of contributing these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee, or automatically invested per the last investment choice.

      - BONUS EMPLOYER MATCHING CONTRIBUTIONS - P&G France makes a one-off, bonus matching contribution to new Plan participants. This contribution is equal to twice the amount of the employee's voluntary, periodic contributions plus three times the employee's voluntary, complementary contributions, including incentive compensation, made during the Plan year. This contribution is capped based upon an average market value of one share of The Procter & Gamble Company. This contribution is automatically invested in FCPE Groupe Procter et Gamble (Option D).

      All contributions are immediately 100 percent vested, however, there is a five-year waiting period for making withdrawls or receiving distributions (see below).

      WITHDRAWALS - All contributions are "blocked" for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by the Plan, a participant may withdraw "blocked" contributions. All amounts become immediately available for withdrawal upon the termination of employment.

      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE do not pay dividends. Participants are permitted to direct certain contributions into any of the four FCPE, however certain other contributions from employees and P&G France are mandatorily invested in FCPE Groupe Procter et Gamble (Option D). Amounts may be transferred from FCPE to FCPE except that "blocked" amounts may not be transferred out of FCPE Groupe Procter et Gamble (Option D).

      Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

      o FCPE GROUPE PROCTER ET GAMBLE ACTIONS (OPTION A) - The prospectus indicates that this fund invests in equity securities or in mutual funds which invest primarily in equity securities. As of June 30, 2002 and 2001, the net asset value per unit of this FCPE was 46.82
           (euro) and 57.45 (euro), respectively. As of June 30, 2002 and 2001, the number of Plan participants invested in this fund was 2,053 and 2,021, respectively.

      o FCPE GROUPE PROCTER ET GAMBLE OBLIGATIONS (OPTION B) - The prospectus indicates that this fund invests in debt securities or in mutual funds which invest primarily in debt securities. As of June 30, 2002 and 2001, the net asset value per unit of this FCPE was 22.76 (euro) and 21.89 (euro), respectively. As of June 30, 2002 and 2001, the number of Plan participants invested in this fund was 1,790 and 1,641, respectively.

      o FCPE GROUPE PROCTER ET GAMBLE 5000 (OPTION C) - The prospectus indicates that this fund invests in at least 75% in French equity securities, or in mutual funds which are at least 60% comprised of French equity securities. As of June 30, 2002 and 2001, the net asset value per unit of this FCPE was 8.55 (euro) and 11.26 (euro), respectively. As of June 30, 2002 and 2001, the number of Plan participants invested in this fund was 906 and 853, respectively.

      o FCPE GROUPE PROCTER ET GAMBLE (OPTION D) - The prospectus indicates that this fund invests uniquely in The Procter & Gamble Company, Inc. common stock. As of June 30, 2002 and 2001, the net asset value per unit of this FCPE was 90.23 (euro) and 72.38 (euro), respectively. As of June 30, 2002 and 2001, the number of Plan participants invested in this fund was 2,806 and 2,780, respectively.

TOTAL INVESTMENTS AS OF JUNE 30, 2002 AND 2001

                       in Euros                        2002                                 2001
                                               -------------------------------------------------------
                                                   Number      Market      Number      Market
                                                 of Shares     Value     of Shares     Value
Investments in FCPE
  Groupe Procter et Gamble
   Actions (Option A)*                            381,216    17,848,544   397,179    22,817,930
   Obligations (Option B)*                        436,141     9,926,572   441,519     9,664,845
   5000 (Option C)*                               569,216     4,866,798   522,416     5,882,407
   Procter and Gamble stock (Option D)*           802,850    72,441,200   876,608    63,448,881
                                                            -----------             -----------
      Total investments                                     105,083,114             101,814,063
                                                            ===========             ===========
   * Non-income producing security

NET APPRECIATION/DEPRECIATION IN FAIR VALUE OF INVESTMENTS
                                                                                     2002
                                                                         FCPE Groupe Procter et Gamble
                                                               Actions    Obligations      5000
                   in Euros                                  (Option A)   (Option B)     (Option C)   (Option D)
                                                             ---------------------------------------------------
Unrealised appreciation or depreciation of investments       (1,966,004)    282,809     (1,326,678)   10,506,885
Realised gain or loss on investments                         (2,192,067)     94,022       (108,565)    3,977,096
Other                                                           185,168     113,741        100,107     1,136,919
                                                             ----------     -------     ----------    ----------
Net appreciation/depreciation in fair value of investments   (3,972,903)    490,572     (1,355,136)   15,620,900
                                                             ==========     =======     ==========    ==========




      The line item "other" is mainly composed of gain/loss on currency exchange and (euro) 1,183,370 of dividend (Option D only) re-invested in Proter and Gamble common stock.

      PLAN TERMINATION - The Plan agreement must be renewed every three years by written agreement between P&G France and their related Employee Committees. Thus the present Plan will terminate on December 31, 2002. Although the Plan is expected to be renewed by all parties, any party has the right to decline to participate in the Plan.

      In the event of Plan termination, and absent a substitute plan, the FCPE will either remain active or will be merged into alternative mutual funds. Thus, Plan participants will have the option to withdrawal "unblocked" amounts or to remain invested. Future employee and employer contributions to the Plan will be suspended, and any additional expenses will be paid by P&G France.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      PLAN INVESTMENTS - The Plan's investments are fair-valued based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPEs are determined by the fund manager, Interepargne S.A., based upon the fair value of the FCPEs' underlying investments, less any liabilities.

      Purchases and sales of investments are recorded on a trade date basis. The cost of investments sold is determined using the average cost.

      COST BASIS OF INVESTMENTS - Due to administrative reasons, Procter & Gamble Services France S.A.S. has not calculated the cost basis of investments. Therefore, the cost basis of investments, the realized gain or loss on investments and the unrealized gain or loss on investments have not been separately disclosed in the Financial Statements except for the twelve month period ended June 30, 2002.

      EXPENSES OF THE PLAN - Administrative and investment management expenses are paid by P&G France. These expenses amounted to 72,714 (euro), 27,703
      (euro) and 85,798 (euro) for the years ended June 30, 2002, 2001 and 2000, respectively.

      COMMISSIONS ON SUBSCRIPTIONS - Contributions made to the plan are subject to a commission of 1.50 percent. These commissions are treated as investment expense, and increase the purchase price of the investment.

      CONTRIBUTIONS AND WITHDRAWALS - Contributions made to the plan are recorded when due from participants and employers. Withdrawals from the plan are recorded when paid.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3.    TAX STATUS

      The Plan and the underlying FCPEs are subject to the tax laws of France. Currently, the Plan and the underlying FCPEs are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

      P&G France is exempt from taxation in the United States of America.

4.   INCOME AND CHANGES IN PLAN EQUITY BY INVESTMENT PROGRAM

                                   FOR THE YEAR ENDED JUNE 30, 2002
                                    FCPE GROUPE PROCTER ET GAMBLE

                                          ACTIONS     OBLIGATIONS   5000
           in Euros                      (OPTION A)   (OPTION B)   OPTION C)   (OPTION D)
----------------------------------------------------------------------------------------
ADDITIONS:

  Additions to plan equity attributed to:
    Investments:
      Net appreciation in fair value         -          490,572        -      15,620,900
       of investments

    Contributions:
      Participant                           63,499       12,355      62,796    2,847,018
      Employer                             843,549    1,762,816     467,569    3,707,756
                                        ----------   ----------   ---------   ----------
    Total additions                        907,048    2,265,743     530,365   22,175,674
                                        ----------   ----------   ---------   ----------

DEDUCTIONS:

    Withdrawals by participants         (2,170,072)  (1,468,960)   (374,370)  (13,639,508)

    Net depreciation in fair value      (3,972,903)       -      (1,335,136)       -
     of investments

    Total deductions                    (5,235,927)  (1,468,960) (1,709,506) (13,639,580)
                                        ----------   ----------   ---------   ----------
    Net increase (decrease)             (5,235,927)     796,783  (1,179,141)   8,536,166
                                        ==========   ==========   =========   ==========
PLAN EQUITY:

   Beginning of year                    24,202,472   10,361,789   6,668,939   66,660,137
                                        ----------   ----------   ---------   ----------
   End of year                          18,966,545   11,158,572   5,489,798   75,196,303
                                        ==========   ==========   =========   ==========

                                   FOR THE YEAR ENDED JUNE 30, 2001
                                    FCPE GROUPE PROCTER ET GAMBLE

                                          ACTIONS     OBLIGATIONS   5000
           in Euros                      (OPTION A)   (OPTION B)   OPTION C)   (OPTION D)
----------------------------------------------------------------------------------------

ADDITIONS:

  Additions to plan equity attributed to:
    Investments:
      Net appreciation in fair value         -          802,307        -      16,391,884
       of investments

    Contributions:
      Participant                           21,676      108,910      28,434    2,872,015
      Employer                           1,378,301      689,489     783,831    4,668,515
                                        ----------   ----------   ---------   ----------
    Total additions                      1,399,977    1,600,706     812,265   23,932,414
                                        ----------   ----------   ---------   ----------

DEDUCTIONS:

    Withdrawals by participants         (2,565,574)  (1,492,127)   (650,167)  (5,964,195)

    Net depreciation in fair value      (3,047,806)       -      (1,299,939)       -
     of investments

    Total deductions                    (5,613,380)  (1,492,127) (1,950,106)  (5,964,195)
                                        ----------   ----------   ---------   ----------
    Net increase (decrease)             (4,213,403)     108,580  (1,137,841)  17,968,219
                                        ==========   ==========   =========   ==========

PLAN EQUITY:

   Beginning of year                    28,415,874   10,253,209   7,806,780   48,691,917
                                        ----------   ----------   ---------   ----------
   End of year                          24,202,472   10,361,789   6,668,939   66,660,137
                                        ==========   ==========   =========   ==========

                                   FOR THE YEAR ENDED JUNE 30, 2000
                                    FCPE GROUPE PROCTER ET GAMBLE

                                          ACTIONS     OBLIGATIONS   5000
           in Euros                      (OPTION A)   (OPTION B)   OPTION C)   (OPTION D)
----------------------------------------------------------------------------------------
ADDITIONS:
  Additions to plan equity attributed to:

    Investments:
      Net appreciation in fair value     5,378,613        -       1,541,063        -
       of investments

    Contributions:
      Participant                           42,472        6,523      18,961     3,216,535
      Employer                           1,611,370      874,458     898,111     5,260,500
                                        ----------   ----------   ---------   -----------
    Total additions                      7,032,455      880,981   2,458,135     8,477,035
                                        ----------   ----------   ---------   -----------

DEDUCTIONS:

    Withdrawals by participants         (2,711,739)  (1,655,550)   (519,344)   (8,167,978)

    Net depreciation in fair value          -          (327,080)       -      (18,970,501)
     of investments

    Total deductions                    (2,711,739)  (1,982,630)   (519,344)  (27,138,479)
                                        ----------   ----------   ---------   -----------
    Net increase (decrease)              4,320,716   (1,101,649)  1,938,791   (18,661,444)
                                        ==========   ==========   =========   ===========

PLAN EQUITY:

   Beginning of year                    24,095,158   11,354,858   5,867,989    67,353,361
                                        ----------   ----------   ---------   -----------
   End of year                          28,415,874   10,253,209   7,806,780    48,691,917
                                        ==========   ==========   =========   ===========






GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

SUPPLEMENTAL SCHEDULE - STATEMENTS OF ALLOCATION OF PLAN ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

                               ------------------------------------------------   ------------------------------------------------
                                                      2002                                              2001
                                          FCPE GROUPE PROCTER ET GAMBLE                        GROUPE PROCTER ET GAMBLE

                                ACTIONS      OBLIGATIONS    5000                   ACTIONS      OBLIGATIONS    5000
          in Euros             (OPTION A)   (OPTION B)   (OPTION C)  (OPTION D)   (OPTION A)    (OPTION B)  (OPTION C)  (OPTION D)
                               ------------------------------------------------   ------------------------------------------------
ASSETS:
  Investments at fair value    17,848,544    9,926,572   4,866,798   72,441,200   22,817,930    9,664,845   5,882,407   63,448,881
  Receivables from employers    1,118,000    1,232,000     623,000    2,755,104    1,384,542      696,944     786,532    3,211,256
                               ----------   ----------   ---------   ----------   ----------    ---------   ---------   ----------

  Total assets                 18,966,544   11,158,572   5,489,798   75,196,304   24,202,472   10,361,789   6,668,939   66,660,137
                               ==========   ==========   =========   ==========   ==========   ==========   =========   ==========

PLAN EQUITY                    18,966,544   11,158,572   5,489,798   75,196,304   24,202,472   10,361,789   6,668,939   66,660,137
                               ==========   ==========   =========   ==========   ==========   ==========   =========   ==========

THE PLAN. Pursuant to the requirements of the Securities Act of 1933, PROCTER & GAMBLE SERVICES FRANCE, who administers the employee benefit plan has duly signed the Annual Report on October 15, 2002.

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)


By: PROCTER & GAMBLE SERVICES FRANCE

    /S/Philippe Charrier
    --------------------------------
    Philippe Charrier
    President



                                  EXHIBIT INDEX

Exhibit No.                                                             Page No.

   23             Consent of Price Waterhouse Coopers